DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2012
AND DECEMBER 31, 2011

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 20

Supplemental Schedule:

Schedule of Delinquent Participant Contributions	21

Schedule of Assets (Held at End of Year)	22

Consent of Independent Registered Public Accounting Firm	23

Report of Independent Registered Public Accounting Firm

To the Audit and Finance Committee
DeVry Inc. Success Sharing Retirement Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the DeVry Inc. Success Sharing Retirement Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 and Schedule of Assets (Held at End of Year) as of December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP
McGladrey LLP
Schaumburg, Illinois
July 11, 2013

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	December 31, 2012	December 31, 2011
Assets

Investments (at fair value)	$412,618,683	$353,359,031

Receivables:
Participant contributions	1,668,638	1,058,133
Employer contributions	1,041,872	608,924
Notes receivable from participants	12,770,364	11,014,359
Other	51,307	-

Total assets	428,150,864	366,040,447

Liabilities

Operating payables	24,519	8,054
Other payables	26,735	6,595

Total liabilities	51,254	14,649

Net assets reflecting investments at fair value	428,099,610	366,025,798

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,723,142)	(2,295,450)

Net assets available for benefits	$424,376,468	$363,730,348

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2012 AND
DECEMBER 31, 2011

	Year Ended December 31, 2012	Year Ended December 31, 2011

Additions to net assets attributed to:
Investment income from interest and dividends	$8,913,385	$7,024,964
Net appreciation (depreciation) in fair value of investments	25,292,926	(9,704,902)
Participant contributions	32,879,064	31,540,281
Participant rollovers from other plans	2,536,049	2,220,869
Employer matching contributions	16,559,032	17,280,126
Employer discretionary contributions	13,985,896	14,117,249
Interest income on notes receivable from participants	516,336	410,616

Total additions	100,682,688	62,889,203

Deductions from net assets attributed to:
Benefits paid to participants	40,072,454	31,328,556
Investment and administrative expenses	205,368	202,522

Total deductions	40,277,822	31,531,078

Net increase before merger in	60,404,866	31,358,125

Merger in (Note 12)	241,254	-

Net increase after merger in	60,646,120	31,358,125

Net assets available for benefits:
Beginning of year	363,730,348	332,372,223
End of year	$424,376,468	$363,730,348

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the DeVry Inc. Success Sharing Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax basis under Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).  The Plan covers all United States of America employees of DeVry Inc. (“DeVry” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions.  Participants are eligible for DeVry’s matching contributions on the first day of employment and profit sharing contributions after completing ninety days of employment. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan.

DeVry is the administrator of the Plan. Fidelity Management Trust Company and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of $17,000 and $16,500, respectively, for calendar years ended December 31, 2012 and 2011.  All employees who were eligible to make elective deferrals under the Plan and who attained age 50 before the close of calendar years ended December 31, 2012 and 2011 were eligible to make catch-up contributions up to $5,500.  Effective January 1, 2011, the Plan also permits after tax Roth contributions.  Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  Effectively January 1, 2011, the Plan implemented an auto enrollment feature for newly hired employees.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

DeVry makes a matching employer contribution into the Plan of 100% of up to the first 4% of the participant’s compensation.  DeVry may also make a discretionary contribution in an amount determined annually.

Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the DeVry matching contribution on a bi-weekly basis.  DeVry does a true-up match annually to credit individual retirement plan participant's accounts for any match contributions not received as a result of reaching the annual limit on employee contributions earlier in the plan year.  A contribution receivable is recorded for employee deferrals and related DeVry matching contributions resulting from eligible wages earned through the Plan year-end but not paid until the following Plan year.  DeVry’s discretionary contribution, if any, is allocated to participants’ accounts following the end of DeVry’s June 30 fiscal year for which the contribution is declared. For the plan years ended December 31, 2012 and 2011, the discretionary contribution was $13,985,896 and $14,117,249, respectively (for DeVry’s fiscal years ended June 30, 2012 and 2011).  DeVry’s discretionary contribution for the fiscal year ended June 30, 2013 has not yet been declared.  It will be recorded as a contribution in the Plan’s financial statements for the year-ending December 31, 2013 and allocated to participants based on their compensation for the period July 1, 2012 to June 30, 2013.  Earnings of the Plan are allocated on a daily basis.  The investment options provided by the Trustee include mutual funds, a commingled trust, the DeVry Inc. Stock Fund which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.  Prior to July 1, 2008, participants became fully vested in DeVry’s contributions and related investment earnings and losses based upon the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5	100%

Effective July 1, 2008, participants began immediately vesting in DeVry’s contributions received on or after July 1, 2008, other than any discretionary contributions that may be made to the Plan by DeVry.  Discretionary contributions made by DeVry remain subject to the five year vesting schedule detailed above.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year.

Earnings and DeVry contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments.  If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the DeVry Stock Fund may elect, in writing, to have the value of his/her investment in the DeVry Stock Fund distributed in whole shares of DeVry’s Common Stock. Fractional shares are distributed in cash.

Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No loan will be made while any other loan is in default. Loans are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the loan at any time. Each loan bears a fixed rate of interest determined at the inception of the loan by the Plan Administrator. The fixed rate of interest applied to each loan is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the loan plus 1.00%. As of December 31, 2012, loan interest rates in effect ranged from 4.25% to 9.25% with various maturity dates. Payment of the loan is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding loan balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture.  As of December 31, 2012 and 2011, forfeited nonvested accounts totaled $661,128 and $2,446,179, respectively.  As of January 1, 2009, the Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce employer contributions.  For forfeitures prior to January 1, 2009, the Plan provides that forfeitures relating to matching contributions were to be used to pay Plan administrative expenses or to reduce employer contributions and forfeitures relating to DeVry’s discretionary contributions were to be allocated to eligible participants in the same way as DeVry’s discretionary contributions to the extent such forfeitures were not used to pay Plan administrative expenses or to reduce employer contributions.  For the plan year ended December 31, 2012, approximately $3,425,542 of forfeitures was utilized to reduce contributions. Of that amount, $1,283,086 was used to fund the Voluntary Correction Program, (VCP).  Refer to Note 11 for further disclosure on the Voluntary Correction Program.  No expenses were paid from forfeitures in 2012.  For the plan year ended December 31, 2011, approximately $1,800 and $20,300 of forfeitures were utilized to reduce contributions and expenses, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Authoritative guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by authoritative guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the related gains/(losses) and the unrealized appreciation/(depreciation) on those investments.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by DeVry.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will generally be effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The adoption of immediately effective amendments was not significant to the Plan’s financials. The impact of adopting ASU 2012-04 on subsequent periods has not yet been determined.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 5 below). ASU 2011-04 is effective for the Plan for the year ended December 31, 2012. See Note 5 for impact of adoption.

3.	Investments

The investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011 were as follows:

	December 31, 2012	December 31, 2011
Investments at Fair Value:
Bank of America Large Cap Core Fund
(Commingled Fund)	$34,620,975	$31,249,609
Dodge and Cox Balanced Fund	24,271,058	20,660,184
Prudential Income Fund (Insurance Contract)	53,196,819	50,285,283
Fidelity Small Cap Independence Fund	25,734,940	24,864,951
Fidelity Retirement Government Money
Market Fund	34,114,047	34,838,549
PIMCO Total Return Fund	33,371,199	26,180,348
Vanguard Target Retirement 2025	28,688,166	20,550,290
Vanguard Target Retirement 2035	27,598,572	19,967,455
Vanguard Target Retirement 2045	39,250,490	28,413,871
All other investments	111,772,417	96,348,491
	$412,618,683	$353,359,031

    The Plan’s investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Mutual funds:
Small cap	$2,823,446	$(586,860)
Mid cap	237,999	(279,433)
Large cap	5,612,374	(525,526)
International	3,198,083	(2,569,142)
Blended fund investments	13,990,727	(3,714,823)
Bond fund investments	841,274	16,956
Common stocks	(6,167,335)	(3,734,300)
Commingled funds	4,756,358	1,688,226
Net appreciation/(depreciation) in fair value of
investments	$25,292,926	$(9,704,902)

4.	Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement (“Prudential”).  The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise.  The fair value of the insurance contract at December 31, 2012 and 2011 was $53,196,819 and $50,285,283, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC.  The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.
	Year Ended	Year Ended
Average Yields	December 31, 2012	December 31, 2011

Based on actual earnings	3.87%	4.50%

Based on interest rate credited to participants	3.99%	4.29%

5.	Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, DeVry uses quoted market prices to determine fair value, and such measurements are classified within Level 1.  In some cases where market prices are not available, DeVry makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves.  These measurements are classified within Level 3.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2012, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the net asset value of shares held by the Plan at year-end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled Funds: Valued at net asset value per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions may occur daily.

Insurance Contracts: Valued by summing the product of each investment year’s market value factor as of the Plan year-end by the particular contract’s balance within the investment year and dividing the result by the contract’s total investment year balance to arrive at a composite market value factor for the contract.  The contract-specific composite market value factor is then multiplied by the contract value to determine the estimated fair value.  Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only.   In determining the reasonableness of the methodology, the Plan’s investment committee evaluates a variety of factors including review of historical earnings trends of the contract, economic conditions, industry and market developments and overall credit ratings.  Certain unobservable inputs are assessed through review of contract terms, while others are substantiated utilizing available market data.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2012 and 2011.

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Money Market and Mutual
Funds:
Small cap	$25,734,940	$-	$-	$25,734,940
Mid cap	4,035,653	-	-	4,035,653
Large cap	46,912,351	-	-	46,912,351
International	19,389,290	-	-	19,389,290
Blended fund investments	149,625,283	-	-	149,625,283
Bond fund investments	33,371,199	-	-	33,371,199
Money market funds	35,122,644	-	-	35,122,644
Common Stocks	10,609,529	-	-	10,609,529
Commingled Funds	-	34,620,975	-	34,620,975
Insurance Contracts	-	-	53,196,819	53,196,819
Total investments at fair value	$324,800,889	$34,620,975	$53,196,819	$412,618,683

As of December 31, 2011	Level 1	Level 2	Level 3	Total
Money Market and Mutual
Funds:
Small cap	$24,864,951	$-	$-	$24,864,951
Mid cap	2,880,863	-	-	2,880,863
Large cap	38,619,074	-	-	38,619,074
International	15,232,927	-	-	15,232,927
Blended fund investments	112,420,172	-	-	112,420,172
Bond fund investments	26,180,348	-	-	26,180,348
Money market funds	35,828,861	-	-	35,828,861
Common Stocks	15,796,943	-	-	15,796,943
Commingled Funds	-	31,249,609	-	31,249,609
Insurance Contracts	-	-	50,285,283	50,285,283
Total investments at fair value	$271,824,139	$31,249,609	$50,285,283	$353,359,031

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments and the significant unobservable inputs and the range of values for those inputs.
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average

Guaranteed investment
Contract		Contract Specific
	$53,196,819	Market Value	Yield Rate	3.85%-7.58%	3.87%
Factor

Composite
			Market Value	1.03-1.10
Factor

The significant unobservable inputs used in the fair value measure of the reporting entity’s guaranteed investment contracts are the earnings at guaranteed crediting rate and the composite market value factor.  Significant increases (decreases) in either of these inputs would result in significantly higher (lower) fair value measurements, respectively.

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2012 and December 31, 2011.

Insurance
Contract
Fair value, January 1, 2012	$50,285,283
Unrealized gains relating to instruments still held at reporting date	1,427,323
Accrued interest	1,983,364
Sales	(1,688,436)
Purchases	1,189,285
Fair value, December 31, 2012	$53,196,819

Insurance
Contract
Fair value, January 1, 2011	$47,922,523
Unrealized gains relating to instruments still held at reporting date	(69,057)
Accrued interest	1,956,436
Sales	(1,586,705)
Purchases	2,062,086
Fair value, December 31, 2011	$50,285,283

The following tables set forth the fair value of investments at December 31, 2012 and 2011 in certain funds that calculate net asset value per share:

At December 31, 2012

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
Bank of America Large
Cap Core Fund ¹	$34,620,975	$-	Immediate	60 days
Total	$34,620,975	$-

At December 31, 2011

		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period
Bank of America Large
Cap Core Fund ¹	$31,249,609	$-	Immediate	60 days
Total	$31,249,609	$-

¹This category is a commingled fund which includes primarily domestically traded equity securities on U.S. exchanges. Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of the underlying assets. The fair value of investments in this category has been estimated using the net asset value per share of investments.

6.	Income Tax Status

The Internal Revenue Service has determined and informed DeVry by a letter dated November 1, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

7.	Plan Termination

DeVry anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

8.	Investment Risk

The Plan provides for various investment options including DeVry Common Stock and a number of mutual funds, a commingled fund and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.	Related-Parties and Party-in-Interest Transactions

At December 31, 2012 and 2011, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is also an affiliate of FMTC and FMR.

At December 31, 2012, the Plan held 447,094 shares of DeVry Inc. Common Stock valued at $10,609,529. At December 31, 2011, the Plan held 410,737 shares of DeVry Inc. Common Stock valued at $15,796,943.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012 and 2011 to the Form 5500.

	December 31,	December 31,
	2012	2011
Net assets available for benefits per the financial statements	$424,376,468	$363,730,348

Investments- participant loans	12,618,586	10,919,441
Notes receivable from participants	(12,770,364)	(11,014,359)
Adjustment for participant and employer
contributions receivable allocated to participant
accounts and other	(2,710,510)	(1,667,057)

Adjustment from fair value to contract value for
fully benefit- responsive investment contracts	3,723,142	2,295,450
Other	(2)	6
Net assets available for benefits per the Form 5500	$425,237,320	$364,263,829

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2012 and December 31, 2011, to Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
Net increase in net assets available for benefits per
the financial statements prior to merger	$60,404,866	$31,358,125

Adjustment for participant and employer
contributions and other	330,289	(240,129)

Net increase in net assets available for benefits per
Form 5500	$60,735,155	$31,117,996

11.	Voluntary Correction Program

DeVry filed a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan forfeitures were allocated to Plan participants and used for Plan expenses.  In November 2011, the Internal Revenue Service approved the method to allocate the forfeitures to the appropriate employees.  The approach was executed and the forfeitures were allocated in May 2012.  This item did not have a material impact on the Plan’s net assets available for benefits, and DeVry does not expect the VCP submission to affect the Plan’s tax status.

12.	Plan Merger

In November 2012, the plan assets of the American University of the Caribbean School of Medicine, Medical Education Services, Inc. 401(k) Plan were merged into the Plan.  Net assets of approximately $241,000 were transferred to the Plan on November 1, 2012.

13.	Nonexempt Transactions

During the year ended December 31, 2012, the Plan engaged in prohibited transactions related to the late deposit of employee deferrals and loan repayments totaling $279,895. The late deposit amount plus lost earnings will be deposited to the trust in 2013.  The plan sponsor will file Form 5330 and pay the applicable excise tax to the IRS in 2013.  The excise tax payments will be made from the plan sponsor’s assets and not from assets of the Plan.

DeVry Inc. Success Sharing Retirement Plan
SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$279,895	$279,895	$—	$—	$—

Participant contributions and loan repayments were remitted untimely during the year ended December 31, 2012. The participant contributions and loan repayments, and the related lost earnings, will be deposited to the trust in 2013. The plan sponsor will file Form 5330 and the applicable excise tax to the IRS in 2013. The excise tax payments will be made from the plan sponsor’s assets and not from assets of the Plan.

DEVRY INC. SUCCESS SHARING RETIREMENT PLAN
PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AT DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

*	Fidelity Management Trust Company	Small Cap Independence Fund (1,280,345.286 shares)		$25,734,940
*	Fidelity Management Trust Company	Retirement Government Money Market Fund (34,114,046.610 shares)		34,114,047
*	Fidelity Management Trust Company	Spartan 500 Index Inst Fund (309,350.080 shares)		15,619,086
	Bank of America	Large Cap Core Fund (Commingled Fund, 2,679,641.997 shares)		34,620,975
	American Funds	The Growth Fund of America (485,087.203 shares)		16,556,026
	Prudential Life Insurance Company	Income Fund (Insurance Contract 53,196,819.000 shares)		53,196,819
*	Fidelity Management Trust Company	Fidelity Short Term Interest Money Market Fund (1,008,064.07 shares)		1,008,064
	PIMCO	Total Return Fund (Institutional Class) (2,968,967.854 shares)		33,371,199
	Lazard	Emerging Markets Equity (172,138.911 shares)		3,363,594
	William Blair	Mid Cap Growth (312,598.969 shares)		4,035,653
	American Funds	American Mutual Fund Class R5 (519,832.060 shares)		14,737,239
	Dodge and Cox	Balanced Fund (310,928.233 shares)		24,271,058
	Causeway Capital Management	International Value Fund (Institutional Class) (1,225,206.123 shares)		16,025,696
	The Vanguard Group, Inc.	Target Retirement Income Fund (565,315.746 shares)		6,891,199
	The Vanguard Group, Inc.	Target Retirement Fund 2015 (1,453,698.245 shares)		19,450,483
	The Vanguard Group, Inc.	Target Retirement Fund 2025 (2,110,976.123 shares)		28,688,166
	The Vanguard Group, Inc.	Target Retirement Fund 2035 (1,958,734.684 shares)		27,598,572
	The Vanguard Group, Inc.	Target Retirement Fund 2045 (2,697,628.161 shares)		39,250,490
	The Vanguard Group, Inc.	Target Retirement Fund 2055 (140,133.672 shares)		3,475,315
*	Fidelity Management Trust Company, Trustee	Participant loans (Interest rates of 4.25% to 9.25%)		12,618,586
*	Fidelity Management Trust Company, Trustee	DeVry Stock Fund (447,093.510 shares)		10,609,529
*	Fidelity Management Trust Company	Money Market Fund (532.53 shares)		533

				$425,237,269

	*Indicates party-in-interest
	** These investments are participant directed and, therefore, cost information is not required to be presented